The Project Group, Inc.



U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:  Mr. Neil Miller, Esq.

       RE: THE PROJECT GROUP, INC.
           APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 FILE NO.: 333-114666


Dear Sir/Madam:

     Please be advised that The Project Group, Inc. (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2, filed with the Commission on April 21, 2004 (File No. 333-114666) (the "Registration Statement"). This application for withdrawal is made on the grounds that the Registrant has amended its private placement documents and intends to file a new registration statement with the Commission covering common shares issuable upon conversion of privately placed convertible securities and warrants. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at 713-622-1100.

                                                     Very truly yours,
                                                     The Project Group, Inc.

Dated:  May 10, 2004
                                                     By: /s/ Craig Crawford
                                                     --------------------------
                                                     Name:   Craig Crawford
                                                     Title:  President